Filed by Atlas Energy, L.P.

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed filed pursuant to Rule 14a-2 under the Securities Exchange Act of 1934

Subject Company: Atlas Energy, L.P.

Commission File No. 001-32953

On October 13, 2014, Atlas Energy, L.P. (“ATLS”) held an investor conference call regarding its announcement that, along with its midstream subsidiary, Atlas Pipeline Partners, L.P. (“APL”), the companies had entered into definitive agreements to be acquired by Targa Resources Corp. (“TRGP”) and Targa Resources Partners LP (“NGLS”), respectively. A copy of the transcript from this call follows. The slides accompanying the conference call are being filed by ATLS on October 14, 2014 on a Form 8-K and the transcript should be read in conjunction with those materials.

Acquisition of Atlas Pipeline Partners, L.P. and Atlas Energy, L.P by Targa Resources Partners Call

Company Participants

•	Brian J. Begley

•	Edward E. Cohen

•	Sean McGrath

•	John Cohen

•	Matthew Jones

•	Daniel Herz

•	Jonathan Cohen

•	Unverified Participant

Other Participants

•	Leon Cooperman

•	Lee Cooperman

•	Craig Shere

•	Wayne Cooperman

•	Majid Khan

•	Chad Yeftich

•	Adam Duarte

•	Lin Shen

MANAGEMENT DISCUSSION SECTION

Operator

Good day, ladies and gentlemen, and welcome to the Atlas Energy Investor Relations Conference Call. At this time, all participants are in listen-only mode. Later, we’ll conduct a question-and-answer session and instructions will be given at that time. [Operator Instructions] And as a reminder, this conference call maybe recorded.

I would now like to hand the conference over to Mr. Brian Begley, Vice President of Investor Relations. Sir, you may begin.

Brian J. Begley

Thank you. Good afternoon, everyone, and thank you for joining us for today’s call to discuss the transaction with Targa Resources. As we begin, I’d like to remind everyone that during this call, we’ll make certain forward-looking statements. And in this context, forward-looking statements often address the risks and uncertainties of completing the transactions, including timing of doing so and the ability to obtain required approval, as well as risks and uncertainties once the transactions are completed including recognizing any benefits as the parties anticipate.

Forward-looking statements, by their nature, address matters that are uncertain and are subject to certain risks and uncertainties, which can cause actual results to differ materially from those projected in the forward-looking statements. More information on forward-looking statements is available in our Investor Presentation.

I’d also like to inform you that Targa Resources Corp., and Targa Resources Partners will each file a form S-4 registration statement with the SEC that includes a proxy statement and prospectus regarding the transaction. You are urged to read the proxy statements and prospectuses and other documents relating to the transaction when they become available, because they will contain important information about the transaction.

In addition, Atlas Energy, Atlas Pipeline Partners, Targa Resources Corp., and Targa Resources Partners, and their respective directors and officers, may be deemed to be participating in a solicitation of proxies in favor of the proposed merger. You can find information about each company’s directors and executive officers in each company’s proxy statement filed or Annual Report on Form 10-K with the SEC. You may have seen a copy of these documents 111 documents when they become available to the SEC’s website, the Atlas Energy, Atlas Pipeline Partners, Targa Resources Corp., and Targa Resources Partners’ websites or by requesting a copy from any of the company’s investor relations departments.

More information on how to request these documents again is available in our investor presentation on the transaction which can be found on the Presentation page of the Investor Relations section on our website, atlasenergy.com.

Now, with that, I’d like to turn the call over to our Chief Executive Officer, Ed Cohen, for his remarks. Ed?

Edward E. Cohen

Thank you so much, Brian. Listen, guys and girls. I’m here to report on the sale of Atlas Pipeline Partners and to discuss act one of the 2014 ATLS story, and that act is the sale of ATLS and the anticipated separation of its non-pipeline assets from the company.

Needless to say, we’re in the process of directing all of our skill and effort to affecting a transformative solution to the present undervaluation of ATLS’ non-pipeline assets, the items not being purchased by the Targa companies, [indiscernible] (03:17) continue or, as the French say, stay tuned for further word from the battlefront.

Now, today’s headline news. As you presumably all know, Atlas Energy, ATLS, and its subsidiary, Atlas Pipeline Partners, APL, have agreed to sell ATLS and APL to Targa Resources Corporation, TRGP, and its subsidiary, Targa Resources Partners, L.P., NGLS. Targa, I sincerely believe, is a great company, and we’re honestly thrilled to be part of this outstanding organization. Two fine companies are coming together to produce a much greater whole. As Targa’s CEO, Joe Bob Perkins made clear in his investor call an hour or so ago, this deal envisions no reduction in employees.

Targa is a rapidly growing organization and has a welcome place for every Atlas employee, which is as it should be because I would personally at this happy time like to thank all of our employees. They’re the ones who were truly responsible for Atlas’ historical and I believe continuing success.

Now back to the facts. The purchase price was approximately $7.7 billion based on Friday closing prices, including assumption of APL’s existing debt of $1.8 billion and the purchase of ATLS’s general and limited partner interest in APL. The purchase does not include the non-midstream assets of ATLS. Atlas Pipeline shareholders will receive consideration value to $38.66 per unit in total representing a 15% premium to Atlas Pipeline’s closing price on October 10, 2014. And I know it’s really unusual in these days of rapidly declining energy stock prices to be speaking about premiums, but that’s what we’re doing and that was based on the last trading price before announcement of the transaction this morning.

More specifically, APL unitholders will receive a fixed ratio of 0.5846 units of NGLS stock, and additionally, $1.26 in cash for each outstanding Atlas Pipeline common unit. To increase future cash flow at NGLS over the next four years, its general partner TRGP has agreed to reduce substantially. Giveback is the industry jargon to reduce substantially cash flow otherwise generated by the general partners’ incentive distribution rights during those years.

For its part, ATLS has agreed to sell itself, including its interest in APL, but know whether if it’s assets, for $1.9 billion to Targa Resources Corporation. TRGP will acquire ATLS after ATLS’ prior disposition of all its assets other than its interest in APL.

TRGP will issue to Atlas unitholders 10.35 million newly issued units of its company, amounting to 0.181 TRGP units per each ATLS unit and $9.12 per unit in cash to ATLS unitholders and that amounts to the total consideration at Friday’s closing prices of $1.9 billion.

The newly issued TRGP units have a value of $1.26 billion based upon that TRGP closing unit price of $121.65 on October 10, 2014. TRGP will repay a portion of ATLS’ outstanding term loan as a part of this transaction. On closing, ATLS unitholders will own more than 20% of TRGP’s outstanding common units.

Let me talk about the assets not [indiscernible] (08:11) into Targa. They include, but are not limited to, ATLS’ general partner, limited partner, preferred and incentive interest and Atlas Resource Partners, ARP. Additionally, they include ATLS’ directly held Arkoma E&P assets, ATLS’ general partner and limited partner interest in its new growth partnerships subsidiary. And also ATLS Lightfoot and Arc Logistics holdings, also the direct placement, that’s the tax shelter and other syndication businesses and miscellaneous other non-midstream assets.

If all of these retained assets were to be spun off as we intend, into a new Atlas Energy immediately prior to closing of the Targa transaction, paralleling the spin-off created after Chevron’s acquisition in 2011 of the old Atlas Company, this new, pure GP company, we commenced business with initial annual distribution of approximately $1.25 per unit assuming the issuance of one new unit in the spin-off company for each fully diluted ATLS unit presently outstanding. Remember, the existing ATLS company distributes only a $1.96 per unit and so we would anticipate considerable value for the new spin-off company.

Now, a few words about the real word rather than the corporate finance world. And the real world of E&P operations, a great deal is going well for the Atlas organization. Our new development subsidiary is raising equity at a rapid and accelerating pace, and will be in a good position to exploit its newly acquired or to be acquired Eagle Ford acreage. Tax-oriented syndication proceeds are substantially ahead of last year’s comparable period results and all their full year results are considerably above budget.

In our forthcoming quarterly call, we will be disclosing details of our continued drilling and operating success in our traditional home land of Ohio and Pennsylvania, that’s the Marcellus and Utica plays, and in our burgeoning production in Texas and Oklahoma, especially the Marble Falls and Mississippi Lime plays. So that completes our formal remarks I have with me, a number of APL executives including Eugene Dubay it’s President and ARP executives including Matt Jones, it’s President.

And so we want to open this call for questions and I hope that our team, I’m counting around this table here in Tulsa, Oklahoma, eight senior executives that will be able to shed additional light on any queries that you have. Operator?

Q&A

Operator

Thank you, sir. [Operator Instructions] Our first question comes from Lee Cooperman from Omega Advisors. Your line is open. Please go ahead.

<Q - Leon Cooperman>: Thank you very much and congratulations. I kind of like reminiscing if you don’t mind for a second. The last time the transaction like this happened, I was standing at the Valley of the Kings in Luxor, Egypt, looking at that many-thousand-year-old Sphinx statue where we did the first deal with Chevron. So, congratulations. You might don’t want to respond to these questions but, what the hell, you could give it a shot.

<A>: Lee, with all due respect, we at Atlas try to look to the future as well as look into the past.

<Q - Leon Cooperman>: Good. Good. Well, I like to – I’m having such a bad month. I’d like to reminisce a little bit. Anyway, you have very high-priced investment bank and talents involved in this transaction. And from my Goldman Sachs days, the directors usually ask the bankers for their fancy fee on a distributed settled basis where these entities sell at.

So, I’m just curious if you could share with us if there was any estimates provided to you of the value range of [ph] SpinCo (12:37), the value range of APL, given the exchange of considerations taken place. And thirdly, with Mr. Jones sitting there, what is the scenario – or is there a scenario where the [ph] Atlas-SpinCo (12:52) company would want to absorb, on a fair basis, ARP?

I’m trying to understand – I guess this is really trading with some other energy-related companies today, but why it would be down in this announcement. But any help you could be in those questions would be very much appreciated. Again, congratulations on doing a good job for the shareholders.

<A>: All right. Lee, since you like to reminisce about the past, I want to remind you that for many years, you were, of course, a key factor at Goldman Sachs. And Goldman Sachs was the first company out of the blocks in reporting – in evaluating this situation. And they suggested that Targa should be selling not at the $109 that it fell to temporarily or it’s presently improved price in the market, but it ought to be trading at $163 is my…

<A>: [indiscernible] (13:46)

<A>: $150 or higher is my recollection of what Goldman said. I think Goldman is right this time. You usually are right, and Goldman has picked up that habit. I think that as the Targa price increases somewhat back to where it has been in the past, our price will also rise. And of course, we’re all aware that, in general, as indicated, the energy businesses, the energy stocks have been in free fall, so I’m glad that we’ve been able to bring some upward motion to the situation.

But I think as things normalize and as Targa’s stock regains a fair value, I would agree with those analysts who thought that the ATLS situation should result before the closing in a price of at least $50 a share. And I would not be surprised, unless conditions worldwide, macroeconomic factors, overwhelm even the great success stories in the energy field like ATLS, I would not be surprised that that $50 price proves to be inadequate.

However, I’m saying this since I’m not on television with my fingers crossed because so much can go wrong. I just know that we are really on a roll and I’d like to roll into the second part of your question because I tried to make clear that we’re just extremely disappointed at the market’s failure to recognize the things that we’re – to recognize so far the things that we’re accomplishing at ARP. And I hear your suggestion, and let me assure you that there are a lot of alternative strategies that we’ve been looking at.

I’ve gotten more than one call today in which people said, you guys really can pull the rabbit out of a hat. It’s not a matter of pulling rabbits out of hats. It’s a matter of having great assets, having great expectations, and then finding a way in which the market can reward those aspects. We don’t think that’s been happening, but we do think that there are methodologies available by which ARP can get fair value. And that’s why I said, welcome to act one of our 2014 ATLS story. Stay tuned for further acts, which I would not be surprised [ph] to go forward (16:25).

<Q - Lee Cooperman>: Okay. The only remaining question is the bank is expressing the opinion, when they looked at the assets that’ll be included in [ph] SpinCo (16:32), what the range of value for [ph] SpinCo (16:34) could be. We have our own opinion. I’m just curious if the bankers had an opinion.

<A>: The bankers’ opinions varied, but all were unanimous that the value should be much higher than it is at present.

<Q - Lee Cooperman>: Got you.

<A>: I think in terms of that $1.25 distribution we spoke of, people can apply their own multiple as to what is appropriate.

<Q - Lee Cooperman>: Got you. Good luck and thank you 4ery much.

<A>: Thank you.

Operator

Thank you. Our next question comes from Craig Shere from Tuohy Brothers. Your line is open. Please go ahead.

<Q - Craig Shere>: Congratulations. This is great news.

<A>: Hi. Hi, Craig. Thank you.

<Q - Craig Shere>: So, a couple of quick ones and then follow-up. Any portion of ATLS levels, $220 million of net debt being retained by non-midstream ops? And I also want to confirm that the transaction of a C-corp. acquiring an MLP GP creates a taxable event for ATLS-holders.

<A - Sean McGrath>: Sure. Craig, hey, it’s Sean McGrath. Yeah. There’ll be a portion of the turmoil and debt at 8 kilowatts that will be allocated to the – to spin off the assets. We’re still working through that at the current present time, but there’ll be a pro rata portion that’s allocated over to that enterprise when we effectuate the transaction.

And with respect to the other question, I apologize. The…

<Q - Craig Shere>: Just that the ATLS holders will conceivably incur depending on their basis and immediate tax implications since – even though there is an equity component tier as a SEACOR buying an MLP.

<A>: Right. So they will be taxable to the ATLS unitholders. It’s pro rata. It’s similar to the tender transaction. So there will be a component that’s why there is a cash in the overall consideration.

<Q - Craig Shere>: Great. And can you bookmark at all how much that might be retained?

<A>: How much do you – I’m sorry, Craig, say that again.

<Q - Craig Shere>: The portion of the revolver, that would be pro rata retained with your non-midstream assets?

<A>: It’s probably approximate of 150 million of the 240 million or 238 million that’s outstanding presently.

<Q - Craig Shere>: Okay. And can you advice on the latest Eagle Ford acquisition if the ARP level funding is going to be 100% with preferred and debt versus tapping the ATM for common units?

<A>: Right, we don’t have any plan to tap the ATM for the [indiscernible] (19:19).

<Q - Craig Shere>: Okay. I’ve been getting some questions from clients regarding – because we’re pretty bullish on that deal when you announced that, particularly given it was funded without any IDR drag. And we’ve been getting some questions about given the recent changes in oil and condensate pricing as to where you’re hedging position might be on that, both at the ARP level which is much more of the PDP and also at the AGP level. Can you guys comment at all on that?

<A>: Sure. We’ll give a more – pull some update when we have our earnings call for ARP at the end of the month. But with regard to our hedging, we’ve already started hedging before the crude curve started coming back down especially the fourth quarter 2014, as well as 2015. So, like I said, we hedged a significant percentage of those volumes at very good prices, approximately $90 and higher.

With regard to AGP, right now, we’re working on our facilities to hedge. But with the undeveloped right now, mostly the banks don’t allow hedge too much [indiscernible] (20:33) those volumes. So, we will have a hedge facility in place. We will look to probably [indiscernible] (20:38) that hopefully before the end of the year and we’ll start hedging those lines once we start getting PDP production.

<Q - Craig Shere>: Great. And my last question, kind of highlighting Ed’s comments about the purely remarkable pricing at ARP, I think that people had a sense what yield, assuming you didn’t want to buy it in, ARP might be incurring on next year, even on some conservative guidance, that there’s no way it would continue trading where it is.

Any prospects of giving 2015 distribution guidance in the third quarter call?

<A>: We’ve been working hard on this transaction and even on this call. So, tomorrow, we’ll [indiscernible] (21:25) third quarter. But I think everybody will like what they hear.

<Q - Craig Shere>: Understood. Thank you.

Operator

Thank you. Our next question comes from Wayne Cooperman from Cobalt Capital. Your line is open. Please go ahead.

<Q - Wayne Cooperman>: Guys. Congratulations. So, we’ve been shareholders forever and we obviously trust you guys and a lot of the value in this transaction is obviously based on one’s view of Targa and given I don’t have as much familiarity with it. I wonder if you could possibly lend a little bit of your insight as to why you are willing to take this company you built forever and take Targa shares and how you thought about the value of Targa. If you could go into a little more detail, I’d appreciate it.

<A>: Well, I myself have known the Targa executives for some years and have admired them from a distance. They are, as we are, extremely strong players in the Texas regions. And we just think there’s not a better company in the United States and as a chauvinistic American, I believe that means in the world, than Targa. What they’ve done in a very short period of time, a dozen years or so, has been fantastic.

It’s been full of admiration for the fact that the seven guys who originally started this company is senior executives are all still altogether. The retention rate of employees and the morale of employees is great. But most importantly, the market has loved Targa. And I think the market has been right in loving Targa. And I think that Targa [ph] augmented (23:21) by the APL assets and the APL people, as I indicated, really makes a great company even greater.

This should be a tremendous deal for everybody involved and I’m really happy because we are human beings. I’ve worked with APL personnel over so many years. This is a happy home for our people and I know that our people are determined to fully [indiscernible] (23:51) that accomplishment even higher. Look, these are difficult times obviously the last few weeks for the energy industry and that there are trends which temporarily, at least, are interrupting the 10 or 12 golden years that we’ve all enjoyed.

But if there’s any company that can overcome that drag, it would have been Targa by itself and I think Targa and APL are going to be big winners. So I think it’s a happy situation. I think our shareholders don’t mind getting hundreds of millions of dollars of cash, and I think the whole situation is great. It also sets the stage for further greatness on the surviving Atlas situation. It’s just the [ph] wind in the situation (24:38)

<Q - Wayne Cooperman>: Any chance I can get to you to go into a little more detail on how you got value to the Targa shares and why you feel like you’re getting more than adequately compensated in Targa shares?

<A - Edward Cohen>: John. John Cohen.

<A - John Cohen>: Sure. Wayne, hi. So I would say that we look at it in two different ways. The first way was just straight up like without doing this deal, is Targa a great company? What do we think it’s worth? And clearly, [indiscernible] (25:15) today is much south of where both ourselves and the bankers and other people involved, analysts on the street, all think Targa’s worth.

But it’s not that Targa – it’s not that we’re taking stock in Targa GP and that’s just all we’re doing. We’re finding a great home for APL as they’re paying a fair price, great for APL unitholders. The combination should have incredible strategic value that may not play itself out in year one, but in year two, three, four and five, I think you’re going to see tremendous value up and down the midstream/downstream segments that Targa so dominates in Texas and leading them into Oklahoma.

All that being said, what makes this even a better transaction is that APL and NGLS coming together creates more distribution, and those distributions flow not only to the NGLS people, but up to the Targa people. And the Targa people, meaning Targa GP, is going to be owned 20% by ATLS unitholders. So, we benefit from the APL-NGLS transaction, which, day one, should create incredible amount of upside for NGLS and then to Targa GP and then to us. As soon as the market understands that, we’re going to see much higher valuations not just for TRGP, but for ATLS.

On top of that, and you might have studied this within the Kinder Morgan deal, there are committed tax benefits that accrue to Targa GP, which, of course, again, will be 20-plus percent owned by ATLS. Those tax benefits are the right to have a stepped up basis on the purchase price of buying ATLS. They’ll be able to take that in over time. Targa GP is a C-corp. It will, it does, and it will pay in the future more tax. Those taxes now will be protected. That value alone is a major value enhancement both for TRGP as well as ATLS.

Overall, I would say this is not one plus one is more than two. This is really one plus one plus one plus one is much more than four. And the amplifier really goes both to the APL unitholders and to the Atlas unitholders. And that’s how we really see it.

<Q - Wayne Cooperman>: Okay. But you still didn’t give me anything too specific.

<A>: I mean, I think I was pretty specific that we agree and that was that Targa GP is worth in excess of $150 a unit – I mean, a share, which is what Goldman Sachs said this morning. We agree with that.

<Q - Wayne Cooperman>: Okay. And you kind of agree with their methodology to get there pretty much.

<A>: Yeah. I haven’t read the report in great detail this morning because we’ve been obviously very busy. But we generally think that that’s the right ballpark.

<A>: I think the market had it right when it priced Targa parent company or Targa at $160. And I think we’ll see it back there soon.

<Q - Wayne Cooperman>: I hope so. Thanks.

<A>: Thanks.

Operator

Thank you. Our next question comes from Majid Khan from Tourbillon Capital. Your line is open. Please go ahead.

<Q - Majid Khan>: Hi, guys. Congratulations on the transaction.

<A>: Thank you, Majid.

<Q - Majid Khan>: Judging by how hard it’s been to get a hold of you guys over the last month, I’m sure it’s been a busy month and everybody’s tired. I just wanted to say thank you for all the hard work.

<A - Edward E. Cohen>: Majid, this is Ed. You’ll find it a lot easier to get a hold of us, but you’ll probably find it as difficult to get information from us about that which we haven’t done as in the past. [indiscernible] (29:13) talk about the past.

<Q - Majid Khan>: I have two questions, one has sort of been asked. But when I look at the transaction, as you mentioned, you think Targa GP is worth $150 and $160. Given that the APL has [ph] exceed our ag (29:41) in the market, it’s trading at above a 3.5% spread. If I use that for ATLS, the markets are sort of implying a value of $9.50 to $10 for SpinCo right now.

When – Targa said on their call today that you guys started talking about the deal, about a month ago and ATLS stock was about 45, I’m assuming that when you started your discussion even if you thought Targa was worth 160 given that the market is implying $10 for SpinCo, that would only get you $48 on ATLS. That wasn’t the sort of premium you had envisioned, i.e. you thought your view of SpinCo’s value should be much higher than what the market is describing right now.

<A>: The last SpinCo after the Chevron transaction opened at $11 and went up five-fold in the ensuing the 3.5 years or so. My hope is that SpinCo number two will do even better. The idea that it’s worth $10 to me is an absurdity.

<Q - Majid Khan>: Okay. That’s plenty specific. But the second question is obviously there’s a lot of fear about ARP in the market and the SpinCo assets in general. When I look at your hedge positions and I think Sean mentioned that you guys have been hedging more aggressively on the crude side, but you’re not very exposed to crude in general, but I was wondering if you [ph] shock (31:28) the book at $75 WTI and either [ph] $350 gas (31:36), I don’t see you cutting your distribution. I just wanted to check that math and make sure that that’s in line with your expectations that the stability and the cash flows as such that you can withstand pretty weak energy markets for some time to come.

<A - Edward E. Cohen>: I could assure that we will not be cutting our distribution. We’re really anticipating going in the opposite direction because one of the problems with the complexity of the existing ATLS situation is some people focus on the processing and pipeline part of the situation, some people focus on other MLPs in the E&P area and the problems that they supposedly were having.

As we all know, there’s been a tremendous campaign by – I’ll use the euphemistic, short-selling lobby to confuse people as to MLP value. But we’re a unique situation. I think, as a freestanding company, we will be able to make clear just how much value we get from our syndication capability. We were raising systematically $350 million to $450 million before the Chevron transaction as a result of our disposing of our E&P assets in 2011 to the Chevron.

We were forced to cut back. And I don’t think people realized just how many hundreds of millions of dollars with all the ensuing value to ARP our organization is capable putting forth. I don’t think people have really focused on what the new growth subsidiary which is just making great progress, will add to the company. And I don’t think people are making allowance for the kinds of solutions that have very little to do with conventional day-by-day activity that the Atlas Group has been able to come forward with over the years and adding value.

We try to look at what the negative naysayers have in mind and we tried to confound them. I’m not the youngest person, this is Ed speaking, Jon is relatively young. I’m not the youngest person around so I have to try to turn things around very, very quickly and I get great joy in doing so. And I think today’s call with our stock, five seconds ago, up 20% with virtually every other energy stock in free fall, gives me great pleasure. And I hope the ensured sellers are enjoying it also. We’ll do the same for ARP, by golly and I think people will be – the people who are along will be happy.

But that’s an overview based on corporate financial considerations. Matt Jones is with me. And Matt, you might give us an idea as to whether you think ARP and its operations are worthy of the kinds of contempt and this information that’s been thrown on them.

<A - Matthew Jones>: Well, I think that there is a – I think that ARP is best underestimated in the market today. I don’t necessarily believe it’s specifically related to where ARP is today and what we hold as a company. I think it’s important to recognize and remember the scale and the diversity of our business today across nations, across states with respect to hydrocarbons and commodities I’ve already mentioned, the hedging position we have in place, hence, making reference also to our direct investment program business.

I think unlike and additive to our business, compared to other E&P companies and upstream MLP, we have the distinct advantage of having that organic growth opportunity embedded in our business related to our direct investment, program business which is funded outside of the vagaries and nuances and [indiscernible] (36:07) vicissitude, I should say, of the capital markets.

So I think we’re in an advantaged position. We will – we are in a good position to weather the current storm with respect to commodity prices across our company and we’re, in fact, very excited about our future. I think there’s an enormous opportunity for ARP to build upon these based the scale [indiscernible] (36:31)

<A>: Thanks, Mac. I think we’re ready for the next question.

<Q - Majid Khan>: Thank you, guys. Congratulations again.

<A>: Thank you again.

Operator

Thank you. Our next question comes from Chad Yeftich from Trafelet Brokaw. Your line is open. Please go ahead.

<Q - Chad Yeftich>: Hello and thank you for taking my question and congratulations to the team.

<A>: Thanks.

<Q - Chad Yeftich>: I guess, I wanted to clarify my understanding of the map presented in your press release, and I appreciate that you’ve touched on some of this in prior responses. ATLS holders will receive, it seems, upwards of $36 per share in value if we price the TRC common stock as of the close on October 10. And further, you expect the annual distributions for the non-midstream assets to currently be at $1.25.

And if I look at the ATLS stock price right now of $39, the things to suggest the market describing less than $3 of value for the non-midstream expected distribution. Perhaps, making sure to touch on the immediate tax implications for ATLS holders, can you help me understand what I’m missing there?

<A - Edward E. Cohen>: This is Daniel.

<A - Daniel Herz>: Yeah, sure. This is Daniel Herz. I think what you may be missing mathematically is the reduction associated with paying down a portion of the $240 million term loan. And so if you reduced that from $610 million down to $522 million and divide that by the fully diluted unit account, and then you add the unit as consideration, the 10.35 million units, divide it by the fully diluted unit account, I think the implied price is around $31.

<Q - Chad Yeftich>: That’s helpful. And then any additional color you can help me and I know it was addressed earlier that on the immediate tax implications for the ATLS holder?

<A - Edward E. Cohen>: Sean.

<A - Sean McGrath>: I think we said earlier that the tax was going to be – the transaction will be taxable for the ATLS unitholders similar to the [ph] Kinder (38:53) transaction, I would say.

<A - Daniel Herz>: But keep in mind, and again, this is Daniel, it’s very individual, specific relative to their – to one’s basis in the stock.

<Q - Chad Yeftich>: Okay. Thank you.

<A - Edward E. Cohen>: You’re welcome.

Operator

Thank you. Our next question comes from Adam Duarte from Omega. Your line is open. Please go ahead.

<Q - Adam Duarte>: Good morning, guys. Just a couple more questions on the stock value. The ARP GP, do you see foresee as part of this transaction or the strategic outlook for ARP? Will there be any change in the GP splits or the relationship with the GP and LPs as part of this deal?

<A>: Any changes we would make would be intended to see that the price of our new entity as well as the price of any surviving old entity will increase. So, at present, we don’t envision any change, but believe me, we are looking at every possibility.

<Q - Adam Duarte>: Okay. And – thanks. And thinking about the growth in distributions of the stub co in total, how do we think about the E&P development subsidiary general partner interest in terms of value or cash flow and growth going forward?

<A>: I think the market is attributing no value to it in addition to their undervaluing of the existing E&P operations and ARP, and I think the market is going to be very surprised, and shareholders of our company will be very pleased when that company comes forward in its full glory.

<Q - Adam Duarte>: And as part of that full glory – thank you for that – as part of that full glory, what will be the growth components of that GP cash flow going forward? Is it going to be M&A-based or production growth, or sort of what are the – what’s the kind of outlook and the distribution growth outlook for that entity?

<A - Jonathan Cohen>: Adam, this is Jonathan. So, I think that we’ve said probably that we think that we can grow organically, the ARP situation by 3% to 5%. And as Ed mentioned, we’re very optimistic on the fundraising side of our business, which will be a driver obviously for ARP.

But I also want to remind you the [ph] SpinCo (41:33) vehicle also have other people driving the situation. We are a general partner of Arc Logistics as well as a general partner of Atlas Group of Partners, both of which are relatively new, relatively in good shape and have incredible, I think, growth prospects, especially as a general partner. And those entities that didn’t get a lot of play before because they were so small within this larger company now are a driver of growth on a smaller company and they really can add a lot going forward as well.

<Q - Adam Duarte>: Do you have a plan for the Arkoma production? Is that – it seems non-core to that strategy but…

<A>: We don’t really want to comment on that. We’re obviously just focused on where we are today and the exciting news about ATL and ATLS. And as Ed said, we’ve been working on these things for months. So, just stay tuned.

<Q - Adam Duarte>: Thank you. And last question is, are there change of control payments that we need to consider here?

<A>: All of those payments are being paid in addition by the acquirer.

<Q - Adam Duarte>: Okay. Thanks, guys. Congratulations.

<A>: Thank you.

Operator

Thank you. Our next question comes from Lin Shen from HITE. Your line is open. Please go ahead.

<Q - Lin Shen>: Oh, hi. Congratulations, guys. Two quick questions. One is what is the fully diluted share count at ATLS? I’m assuming, given the change of control, all the options at best right?

<A>: Yes, it’ll be about 57 million shares.

<Q - Lin Shen>: 57 million, that makes sense. And then just to confirm, I think you mentioned this earlier on the call. Is a pro forma debt plus SpinCo about 150 million?

<A>: That’s correct. We said it’s probably, approximately 150 million.

<Q - Lin Shen>: Okay, great. Thank you, guys.

<A>: Thank you.

Operator

Thank you. Our next question comes from [ph] David Munchmin Citadel. (43:41) Your line is open. Please go ahead.

<Q>: Hi. Thanks, guys. And congrats on the deal. Just one, two quick questions here. First off on the approximately 21 million shares of ARP held at ATLS, are those going to be distributed in the Newco or are those just going to be distributed separately from the NewCo so shareholders of ATLS will be getting ARP shares in addition to their NewCo shares?

<A>: Assuming a spin-off, there will be distributions of the shareholders so that the shareholders of ATLS will be the shareholders of NewCo.

<A>: Now, said a a different way, the spin-off will be shares of NewCo, of SpinCo.

<Q>: We will hold the ARP, right?

<A>: Yeah, they will hold the ARP.

<Q>: Okay, so you’re not additionally – you’re not breaking those apart as part of the spin?

<A>: No.

<Q>: Okay, and then the second question, maybe you can, maybe you can’t comment on this. Can you talk a little bit about the background of the deal, if there was any discussion about whether or not TRGP was going to purchase the ARP and their decision not to include that as part of their acquisition assets?

<A>: That’s what I alluded to earlier that Targa is, as every other company, just about in the energy field is a pure play in that it pursues transportation processing, and they do it at different levels. So, they had no interest in E&P and…

<Q>: That was never discussed?

<A>: To the best of my knowledge, it was never discussed.

<Q>: Okay, that’s very helpful. Thank you and congratulations again on the deal.

<A>: Thank you.

Operator

Thank you. And I’m showing no further questions at this time.

Unverified Participant

All right. We thank you all. We know we’ll be speaking to you at the next quarterly call. And if necessary, I hope you’re standing by. Thanks. Bye-bye.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This concludes the program. You may all disconnect and have a wonderful day.

This transcript may not be 100 percent accurate and may contain misspellings and other inaccuracies. This transcript is provided “as is”, without express or implied warranties of any kind. Bloomberg retains all rights to this transcript and provides it solely for your personal, non-commercial use. Bloomberg, its suppliers and third-party agents shall have no liability for errors in this transcript or for lost profits, losses, or direct, indirect, incidental, consequential, special or punitive damages in connection with the furnishing, performance or use of such transcript. Neither the information nor any opinion expressed in this transcript constitutes a solicitation of the purchase or sale of securities or commodities. Any opinion expressed in the transcript does not necessarily reflect the views of Bloomberg LP.

© COPYRIGHT 2014, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements that involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Readers are cautioned that any forward-looking information is not a guarantee of future performance. Risks and uncertainties related to the proposed transaction include, among others: the risk that ATLS’s or APL’s unitholders or TRGP’s stockholders do not approve the mergers; the risk that the merger agreement is terminated as a result of a competing proposal, the risk that regulatory approvals required for the mergers are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the other conditions to the closing of the mergers are not satisfied; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the mergers; uncertainties as to the timing of the mergers; competitive responses to the proposed merger; costs and difficulties related to the integration of ATLS’s and APL’s businesses and operations with TRGP’s and NGLS’s business and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the mergers; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; unexpected costs, charges or expenses resulting from the mergers; litigation relating to the merger; the outcome of potential litigation or governmental investigations; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions; and other risks, assumptions and uncertainties detailed from time to time in ATLS’, ARP’s and APL’s reports filed with the U.S. Securities and Exchange Commission, including quarterly reports on Form 10-Q, current reports on Form 8-K and annual reports on Form 10-K. Forward-looking statements speak only as of the date hereof, and we assumes no obligation to update such statements, except as may be required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Targa Resources Corp. (“TRGP”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Atlas Energy, L.P. (“ATLS”) and TRGP and a prospectus of TRGP (the “TRGP joint proxy statement/prospectus”). In connection with the proposed transaction, TRGP plans to mail the definitive TRGP joint proxy statement/prospectus to its shareholders, and ATLS plans to mail the definitive TRGP joint proxy statement/prospectus to its unitholders.

Also in connection with the proposed transaction, Targa Resources Partners LP (“NGLS”) will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Atlas Pipeline Partners, L.P. (“APL”) and a prospectus of NGLS (the “NGLS proxy statement/prospectus”) . In connection with the proposed transaction, APL plans to mail the definitive NGLS proxy statement/prospectus to its unitholders.

INVESTORS, SHAREHOLDERS AND UNITHOLDERS ARE URGED TO READ THE TRGP JOINT PROXY STATEMENT/PROSPECTUS, THE NGLS PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRGP, NGLS, ATLS AND APL, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the TRGP Joint Proxy Statement/Prospectus, the NGLS Proxy Statement/Prospectus and other filings containing information about TRGP, NGLS, ATLS and APL may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by TRGP and NGLS may be obtained free of charge by directing such request to: Targa Resources, Attention: Investor Relations, 1000 Louisiana, Suite 4300, Houston, Texas 77002 or by email at jkneale@targaresources.com or calling (713) 584-1133. These documents may also be obtained for free from TRGP’s and NGLS’s investor relations website at www.targaresources.com. The documents filed with the SEC by ATLS may be obtained free of charge by directing such request to: Atlas Energy, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing InvestorRelations@atlasenergy.com. These documents may also be obtained for free from ATLS’s investor relations website at www.atlasenergy.com. The documents filed with the SEC by APL may be obtained free of charge by directing such request to: Atlas Pipeline Partners, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing IR@atlaspipeline.com. These documents may also be obtained for free from APL’s investor relations website at www.atlaspipeline.com.

Participants in Solicitation Relating to the Merger

TRGP, NGLS, ATLS and APL and their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies from TRGP, ATLS or APL shareholders or unitholders, as applicable, in respect of the proposed transaction that will be described in the TRGP joint proxy statement/prospectus and NGLS proxy statement/prospectus. Information regarding TRGP’s directors and executive officers is contained in TRGP’s definitive proxy statement dated April 7, 2014, which has been filed with the SEC. Information regarding directors and executive officers of NGLS’s general partner is contained in NGLS’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding directors and executive officers of ATLS’s general partner is contained in ATLS’s definitive proxy statement dated March 21, 2014, which has been filed with the SEC. Information regarding directors and executive officers of APL’s general partner is contained in APL’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

A more complete description will be available in the registration statement and the joint proxy statement/prospectus.